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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 6)*


                         DATATRACK INTERNATIONAL, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   238134100
                                (CUSIP Number)


                                March 31, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages
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CUSIP No. 238134100                13G                      Page 2 of 6 Pages


1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         HEARTLAND ADVISORS, INC.

         #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [    ]
                                             (b)  [    ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         WISCONSIN, U.S.A.


        NUMBER OF                     5.  SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY
         EACH                               None
       REPORTING
        PERSON                        6.  SHARED VOTING POWER
         WITH
                                            None

                                      7.  SOLE DISPOSITIVE POWER

                                            1,175

                                      8.  SHARED DISPOSITIVE POWER

                                            None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,175

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.03%

12. TYPE OF REPORTING PERSON

         IA
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CUSIP No.   238134100         13G                             Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         WILLIAM J. NASGOVITZ.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [   ]
                                             (b)  [   ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.


        NUMBER OF                      5.  SOLE VOTING POWER
SHARES BENEFICIALLY OWNED BY
          EACH                               None
        REPORTING
         PERSON                        6.  SHARED VOTING POWER
          WITH
                                             None

                                       7.  SOLE DISPOSITIVE POWER

                                             None

                                       8.  SHARED DISPOSITIVE POWER

                                             None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.0%

12.  TYPE OF REPORTING PERSON

        IN
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CUSIP NUMBER   238134100                               Page 4 Of 6 Pages

Item 1.
    (a) Name of Issuer:    DATATrack International, Inc.
        --------------


    (b) Address of Issuer's Principal Executive Offices:
        -----------------------------------------------
         20600 Chagrin Boulevard
         Cleveland, OH 44122

Item 2.
    (a) Name of Person Filing: (1) Heartland Advisors, Inc.
                               (2) William J. Nasgovitz


    (b) Address of Principal Business Office:
        ------------------------------------
        (1) 789 North Water Street                   (2) 789 North Water Street
            Milwaukee, WI  53202                         Milwaukee, WI  53202

    (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
        -----------
                     William J. Nasgovitz - U.S.A

    (d) Title of Class of Securities:  Common Stock
        ----------------------------

    (e)  CUSIP Number:  238134100
         ------------


Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

    For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ X]

Item 6. Ownership of more than Five Percent on Behalf of Another
        --------------------------------------------------------
        Person.
        ------

      Not Applicable.
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
--------------------------------------------------------

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

      Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

      Not Applicable.

Item 10.  Certification.
          -------------
      By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE:  April 5, 2000



                              HEARTLAND ADVISORS, INC.

                              By: PATRICK J. RETZER
                                   Patrick J. Retzer
                                  Senior Vice President

EXHIBIT INDEX

     Exhibit 1  Joint Filing Agreement
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EXHIBIT 1


                            Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of DATATrack International, Inc. at March 31, 2000.



Heartland Advisors, Inc.


/s/ PATRICK J. RETZER

By: Patrick J. Retzer


Title:  Senior Vice President

William J. Nasgovitz

/s/ WILLIAM J. NASGOVITZ


  President and principal shareholder of Heartland Advisors, Inc.